

Via U.S. Mail and Facsimile (480/347-4203 and 866/536-4044)

March 18, 2011

Jeffrey I. Rassas
Chief Executive Officer
YouChange Holdings Corp.
7154 East Stetson Drive, Suite 330
Scottsdale, Arizona 85251

> **Re: YouChange Holdings Corp.**
> **Current Report on Form 8-K**
> **Filed February 28, 2011**
> **Form 10-K for the Fiscal Year Ended June 30, 2010**
> **Filed October 13, 2010**
> **Form 10-Q for the Quarter Ended December 31, 2010**
> **Filed March 8, 2011**
> **Form 10-Q for the Quarter Ended September 30, 2010**
> **Filed November 15, 2010**
> **File No. 333-152959**

Dear Mr. Rassas:

We have reviewed your filing and your February 28, 2011 response letter and have the following comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.

After reviewing your responses to these comments, we may have additional comments.

<u>Form 8-K</u>

<u>Item 1. Description of Business, page 2</u>

1. We note your response to comment 6 of our letter dated February 14, 2011. We also note your disclosure in your Form 10-Q for the quarterly period ended December 31, 2010. In future filings, please explain the meaning of "Green Technology" the first time you use such term.

2. We note your response to comment 9 of our letter dated February 14, 2011. In future filings, please include the more detailed information you include in that response about

how you intend to work with retailers and businesses; for example, by listing retailers as drop-off locations for used equipment that you will pick up and refurbish and resell to generate revenue.

Market Opportunity and Business Strategy, page 4

3. We note your response to comment 14 of our letter dated February 14, 2011. Your licensing agreement appears to be a material contract that must be included in the exhibit index and filed as an exhibit. If you believe that disclosure of particular terms of the agreement would cause you competitive harm, you may request confidential treatment for those terms by way of a separate application that provides a legal analysis of how each redacted item in the exhibit would result in substantial competitive harm if disclosed. Please see the Division of Corporation Finance Staff Legal Bulletin No. 1 (with Addendum). Alternatively, please tell us why you believe this agreement is not material to your business.

4. Please include the more detailed information you have provided in response to comment 16 of our letter dated February 14, 2011 in future filings.

Item 15. Exhibits, Financial Statement Schedules, page 31

5. We note your response to comment 39 of our letter dated February 14, 2011. We also note that Naser Ahmad's consulting agreement dated January 1, 2010 is filed as exhibit 10.1 and disclosure regarding this agreement is on page 10 of your Form 10-Q for the period ended December 31, 2010. We also note that the agreement terminated on January 1, 2011. In future filings, please disclose whether you have renewed this agreement, the term of such renewal and whether the renewal terms are the same as the terms set forth in the agreement.


For 10-K for the fiscal year ended June 30, 2010
Form 10-Q for the quarterly period ended December 31, 2010
Form 10-Q for the quarterly period ended September 30, 2010


6. We note your response to comment 37 of our letter dated February 14, 2011. We note that in your Form 10-K for the fiscal year ended June 30, 2010 and your Forms 10-Q for the quarterly periods ended December 31, 2010 and September 30, 2010 you included a statement that your disclosure controls and procedures are effective or not effective at the "reasonable assurance level." In future Form 10-K and Form 10-Q filings, please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC

Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm. Please show us what your disclosure would look like.

Certifications, Exhibits 31.1 and 31.2

7. We note your response to comment 43 of our letter dated February 14, 2011. We note that in your Form 10-Q for the quarterly period ended December 31, 2010, you changed the words "most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report)" to "fourth fiscal quarter" in paragraph 5. In future filings, please file the certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or, in his absence, Terence O'Brien, Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3760 with any other questions.

Sincerely,

Pamela Long
Assistant Director